EXHIBIT 99.1

Antalpha Appoints Derar Islim as Chief Operating Officer

SINGAPORE, July 15, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) (“Antalpha” or the “Company”), a leading fintech platform serving the Bitcoin mining ecosystem, today announced the appointment of Derar Islim as Chief Operating Officer of the Company and CEO of Americas & EMEA, effective immediately.

“Derar brings a wealth of experience in leadership, business expansion and operational excellence,” said Jin Xin, CEO of Antalpha. “With a strong track record in scaling global businesses and building high-performing teams, he is well-positioned to drive growth in Antalpha’s strategic markets and support our vision for innovation and sustainable expansion.”

“I am excited to join Antalpha,” said Derar. “Antalpha’s vision and commitment to innovation and risk management resonate deeply with me. I look forward to working alongside our talented team and partners to drive growth and strengthen Antalpha’s role in the digital asset industry.”

Derar brings extensive leadership experience in the digital asset industry. He previously served as Interim CEO and COO at Genesis, where he was responsible for business operations and strategic initiatives, focusing on stabilizing the company and maintaining continuity of services during a period of industry change.

About Antalpha

Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and pledge loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Contact
Investor Relations: ir@antalpha.com